Exhibit 99.1

NEWS RELEASES
Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100

f:	604 669 8577

w:	www.kimberresources.com

Kimber Completes Property Payments on Carmen Deposit

August 17, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to report the completion of payments for Groups 1 and 2 of the Monterde property in Chihuahua State, Mexico.

The Company now holds 100% ownership to the mineral rights, free of all royalties, for the property that encompasses the Carmen deposit and surrounding area. Kimber holds royalty-free ownership of 95% of the 28,000 hectare Monterde property. The remaining 5% is held subject to making two final payments in February and August 2006. Mineral titles to the entire Monterde property are already registered in Kimber’s name.

The payments mark a milestone since the options to purchase the mineral concessions on the Carmen deposit were acquired in February 2000. Since this original acquisition, the company has expanded its holdings by staking additional property along the mineral trend to the Northwest and Southeast of the Carmen deposit. To the Company’s knowledge, less than 5% of the total Monterde property has been explored by modern methods.

Kimber continues to develop the Carmen deposit which is approaching pre-feasibility studies. The Company is also engaged in an active exploration program on the Monterde property and has made announcements over the past few months on the discovery of two additional epithermal systems. The Carotare and the El Orito Norte, located immediately west of the Carmen deposit, now form part of a belt of continuous alteration over three kilometres in length.

Michael E. Hoole
Vice President & Secretary

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.